SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer's ID (CNPJ): 76.483.817/0001 -20
PUBLICLY HELD COMPANY
CVM Registration No.1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND TWENTY SIXTH ANNUAL
MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba, State of Paraná. 2. DATE AND TIME: October 29, 2009, 2:30 pm. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.	ratification of the appointment of a Fiscal Council member to Sercomtel Telecomunicações S.A. and Sercomtel Celular S.A.;

II.	ratification of the appointment of a Technical Superintendent to the consortium Consórcio Energético Cruzeiro do Sul;

III.	removed from the agenda;

IV.	approval of the allocation of interest on equity (IOE), in lieu of dividends, up to the legally permitted limit, from the wholly-owned subsidiaries to the holding company and from the latter to shareholders, following the Annual Shareholders’ Meeting to be held in the first quarter of 2010, or earlier if decided otherwise by the Company's Executive board.

V.	approval of the Integrated Corporate Risk Management (GIRC) policy;

VI.	approval of the creation of an exclusive shareholder services channel for minority shareholders;

VII.	approval of the report of the activities of Copel’s Audit Committee for the first half of 2009;

VIII.	notice on the winding up of Copel Empreendimentos Ltda. and its merger by Copel Geração e Transmissão S.A. and on the winding up of Centrais Eólicas do Paraná Ltda. and the merger of its assets by Copel Geração e Transmissão S.A.

5. ATTENDANCE: JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman; RUBENS GHILARDI – Secretary; LAURITA COSTA ROSA; LUIZ ANTONIO RODRIGUES ELIAS; MUNIR KARAM; NILTON CAMARGO COSTA; ROGÉRIO DE PAULA QUADROS; OSMAR ALFREDO KOHLER – Chairman of the Fiscal Council.

The full text of the minutes of the 126th Regular Meeting of the Board of Directors of Copel was recorded in Book No. 06 registered at the Commercial Registry of the State of Paraná under number 05/095391-5 on August 8, 2005.

RUBENS GHILARDI
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 05, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.